UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Issuance of Founders Preferred Shares

Previously, on September 21, 2025, we held an Extraordinary General Meeting of shareholders (the “September Meeting”). In our report on Form 6-K filed September 29, 2025, we reported that a majority of shareholders had voted at the September Meeting to approve: (1) the adoption of Amended and Restated Memorandum and Articles of Association, pursuant to which our share capital would be increased from US$100,000 divided into 125,000,000 ordinary shares, par value of US$0.0008, to US$2,000,000 divided into 2,500,000,000 ordinary shares; and (2) the designation of class of Founder Preferred Shares, with 500,000,000 Founder Preferred Shares to be issued to Plentiful Thriving (BVI) Limited, a company 100% owned by the Company’s founder and largest shareholder, Chun Sun Wong. Subsequent to the September Meeting, we were advised that, although shareholders holding a majority of the voting power were present at the meeting, the number of shareholders present failed to meet the quorum requirements under our Articles of Association in effect at the time.

On November 19, 2025, pursuant to the authority conferred upon our board of directors (the “Board”) by our Articles of Association, including the blank cheque authority to issue shares with such rights and preferences as the Board may determine, the Board approved the designation of 2,500,000 authorized but unissued shares of par value US$0.0008 each of the Company as Founder Preferred Shares, par value US$0.0008 (the “Founder Preferred Shares”). The Founder Preferred Shares were issued to Plentiful Thriving (BVI) Limited, a company 100% owned by the Company’s founder and largest shareholder, Chun Sun Wong. The Founder Preferred Shares, as designated and issued on November 19, 2025, have the right to cast one thousand (1,000) votes per share, are non-convertible, non-redeemable, and non-transferable, and carry no other rights, preferences, or privileges. Following the December 30, 2025 market effective date of the recent 1-for-20 reverse split of our ordinary shares, there are 125,000 Founders Preferred Shares, par value $0.016 per share, issued and outstanding, which carry the right to cast a total of 125,000,000 votes.

Extraordinary General Meeting held February 14, 2026; Amended and Restated Memorandum and Articles of Association

On February 14, 2026, the Company held an additional Extraordinary General Meeting of shareholders (the “February Meeting”). At the February Meeting, the following resolutions were approved and adopted:

1.	the Company’s total authorized share capital was increased from US$100,000 divided into 6,250,000 shares of a nominal or par value of US$0.016 each to US$5,000,000 divided into 312,500,000 shares of a nominal or par value of US$0.016 each, among which 125,000 shares remain designated as Founders Preferred Shares.

2.	A new amended and restated memorandum and articles of association and articles of association of the Company were approved and adopted to amend, among others, the requirements for the passing of an ordinary resolution in writing and the quorum requirement for a general meeting of the Company.

3.	The Board of Directors of the Company was vested with the authority to consolidate the Company’s issued and unissued ordinary shares (including Ordinary Shares and Founders Preferred Shares) at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-two hundred (200) at any time within six (6) months following the date of the Meeting, with the exact ratio and other terms of the consolidation to be determined by the Board of Directors of the Company in its discretion.

Our Amended and Restated Memorandum and Articles of Association, as filed February 16, 2026, are furnished herewith as Exhibit 3.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1	Amended and Restated Memorandum and Articles of Association filed February 16, 2026

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